SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For  27 June 2011

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Governor and Company of the Bank of Ireland

Bank of Ireland confirms that it filed its Annual Report on Form 20-F, for the year ended 31 December 2010, with the U.S Securities and Exchange Commission on 24 June 2011.

Hard copies will be provided, free of charge, on request to Investor Relations or to the Group Secretary's Office, Head Office, 40 Mespil Road, Dublin 4.

In addition Bank of Ireland confirms that it has published the Pillar 3 Disclosures for 31 December 2010.

Both of the above documents are available on the Bank's website at:

http://www.bankofireland.com/about-boi-group/investor-relations/financial-information#2010

For further information, please contact:
John O'Donovan	Group Chief Financial Officer	+353 (0) 766 23 4703
Andrew Keating	Director of Group Finance	+353 (0) 1 637 8141
Tony Joyce	Head of Group Investor Relations	+353(0) 76 623 4729
Diarmaid Sheridan	Financial Analyst, Group Investor Relations	+353(0) 76 623 4730
Dan Loughrey	Head of Group Corporate Communications	+353 (0) 766 23 4770

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date:   27 June 2011